POSTMEDIA NETWORK CANADA CORP.

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102

ANNUAL MEETING OF SHAREHOLDERS

January 10, 2013

In accordance with Section 11.3 of National Instrument 51-102, this report describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of Postmedia Network Canada Corp. (the “Corporation”) held on Thursday, January 10, 2013 at 1450 Don Mills Road, Toronto, Ontario.

1.	Election of Directors – Elected

Each of the directors listed as nominees in the management proxy circular dated November 23, 2012 were elected directors of the Corporation until the next annual meeting of shareholders.

Nominee	Outcome	Votes For*	Votes Withheld*
Ronald Osborne	Approved	100%	0.00%
Paul Godfrey	Approved	98.79%	1.21%
Charlotte Burke	Approved	98.79%	1.21%
Hugh Dow	Approved	98.79%	1.21%
John Paton	Approved	89.85%	10.15%
Graham Savage	Approved	89.87%	10.13%
Steven Shapiro	Approved	89.85%	10.15%
Peter Sharpe	Approved	98.79%	1.21%
Robert Steacy	Approved	100.00%	0.00%

2.	Appointment of Auditors – Passed

The resolution to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the shareholders of the Corporation.

Outcome	Votes For*	Votes Withheld*
Approved	99.99%	0.01%

3.	Other Business

There were no other matters coming before the meeting that required a vote by shareholders of the Corporation.

* As a vote for each motion was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

DATED this 11th day of January, 2013.

POSTMEDIA NETWORK CANADA CORP.

By:	/s/ Douglas Lamb

Douglas Lamb
Executive Vice President & Chief Financial Officer